WRIGHTSPEED, INC.

Financial Statements

For the Year Ended December 31, 2021

AUDITED

(Expressed in US Dollars $)

INDEPENDENT ACCOUNTANT’S AUDIT REPORT

To the Board of Directors

Wrightspeed, Inc.

Alameda, California

Opinion

We have audited the financial statements of Wrightspeed, Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Wrightspeed, Inc., as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Wrightspeed, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wrightspeed Inc.’s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Wrightspeed, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Wrightspeed, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

November 8, 2022

Los Angeles, California

WRIGHTSPEED INC.

Balance Sheet

As of December 31,	2021
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$1,535,464
Inventory	2,151,828
Prepaids and Other Current Assets	510,955
Total Current Assets	4,198,248

Property and Equipment, net	322,608
Deposits	60,607
Total Assets	$4,581,463

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$650,388
Current Portion of Loans and Notes	628,503
Current Portion of Convertible Note	25,118,312
Accrued Interest on Convertible Note	4,421,242
Other Current Liabilities	1,116,439
Total Current Liabilities	31,934,883

Warrant Liabilities	134,311
Total Liabilities	32,069,194

STOCKHOLDERS EQUITY
Common Stock	39
Series AA Preferred Stock	641
Equity Issuance Costs	(237,452)
Additional Paid in Capital	20,617,468
Retained Earnings/(Accumulated Deficit)	(47,868,429)

Total Stockholders' Equity	(27,487,731)

Total Liabilities and Stockholders' Equity	$4,581,463

See accompanying notes to financial statements.

WRIGHTSPEED INC.

Statements of Operations

For Fiscal Year Ended December 31,	2021
(USD $ in Dollars)
Net Revenue	$-
Cost of Goods Sold	-
Gross profit	-

Operating expenses
General and Administrative	3,703,158
Research and Development	6,787,517
Sales and Marketing	841,579
Total operating expenses	11,332,253

Operating Income/(Loss)	(11,332,253)

Interest Expense	2,415,990
Other Loss/(Income)	(5)
Income/(Loss) before provision for income taxes	(13,748,238)
Provision/(Benefit) for income taxes	-

Net Income/(Net Loss)	$(13,748,238)

See accompanying notes to financial statements.

WRIGHTSPEED INC.

Statements of Changes in Stockholders’ Equity

	Common Stock		Series AA Preferred Stock		Additional Paid In	Equity Issuance	Retained earnings/(Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Capital	Costs	Deficit)	Equity
Balance—December 31, 2020	2,974,943	$30	64,140,944	$641	$20,590,301	$(237,452)	$(34,120,190)	$(13,766,670)
Issuance of Stock	964,372	10	-	-	27,167			27,177
Share-Based Compensation					-			-
Net income/(loss)							(13,748,238)	(13,748,238)
Balance—December 31, 2021	3,939,315	$39	64,140,944	$641	$20,617,468	$(237,452)	$(47,868,429)	$(27,487,731)

See accompanying notes to financial statements.

WRIGHTSPEED INC.

Statements of Cash Flows

For Fiscal Year Ended December 31,	2021
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income/(loss)	$(13,748,238)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:
Depreciation of Property	905,533
Share-based Compensation	-
Changes in operating assets and liabilities:
Inventory	544,816
Prepaids and Other Current Assets	(110,255)
Accounts Payable	(648,294)
Accrued Interest on Convertible Note	2,407,241
Warrant Liabilities
Other Current Liabilities	(281,341)
Net cash provided/(used) by operating activities	(10,930,539)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(40,961)
Net cash provided/(used) in investing activities	(40,961)

CASH FLOW FROM FINANCING ACTIVITIES
Capital Contribution	27,177
Borrowing on Promissory Notes and Loans
Repayment of Promissory Notes and Loans	(97,640)
Borrowing on Convertible Notes	10,600,061
Net cash provided/(used) by financing activities	10,529,598

Change in Cash	(441,902)
Cash—beginning of year	2,037,974
Cash—end of year	$1,596,072

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-
Cash paid during the year for income taxes	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Purchase of property and equipment not yet paid for	$-
Issuance of equity in return for note	-
Issuance of equity in return for accrued payroll and other liabilities

See accompanying notes to financial statements.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

1.	NATURE OF OPERATIONS

Wrightspeed Inc. was incorporated on January 4, 2005, in the state of Delaware. The financial statements of Wrightspeed Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Alameda, California.

Wrightspeed is providing the safest, cleanest, most affordable electric powertrain for Class 6 & 7 commercial vehicles. We achieve this through our Powertrain-in-a-Crate tm kit which replaces the existing powertrain in a vehicle. We intend to generate revenue and profit margin by selling our Powertrain-in-a-Crate kits directly to commercial vehicle customers via the dealerships that will install the kits. The end customers are fleets of medium-duty delivery and work trucks, or fleets of transit or school buses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company’s cash and cash equivalents exceeded FDIC insured limits by $1,787,974.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and work in progress which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and Equipment	5 years
Tooling	5 years
Computer Equipment	5 years
Software	5 years
Automobile	5 years
Leasehold Improvement	15 years
Trade Show Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wrightspeed Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract; and

5)	Recognize revenue as the performance obligation is satisfied.

The Company intends to generate revenue and profit margin by selling Powertrain-in-a-Crate kits directly to commercial vehicle customers via the dealerships that will install the kits. The end customers are fleets of medium-duty delivery and work trucks, or fleets of transit or school buses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, amounted to $841,579, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021
Finished goods	1,980,906
Work in progress	170,922
Total Inventory	$2,151,828

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021
Prepaid expenses	510,955
Total Prepaids and Other Current Assets	$510,955

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021
Accrued Expense	260,172
Sales Tax Payable	3,067
Deferred Rent	87,967
FSA Deferral	129
Customer Deposit	764,895
Other current liabilities	208
Total Other Current Liabilities	$1,116,439

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

5.	PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2021
Machinery and Equipment	$565,230
Tooling	887,773
Computer Equipment	141,727
Software	9,987
Automobile	94,633
Leasehold Improvement	4,219,210
Trade Show Equipment	7,772
Property and Equipment, at Cost	5,926,333
Accumulated depreciation	(5,603,726)
Property and Equipment, Net	$322,608

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, were in the amount of $905,533.

6.	CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 89,532,869 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, 3,939,315 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 65,807,580 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, 64,140,944 shares of Preferred Shares have been issued and are outstanding.

7.	SHAREBASED COMPENSATION

During 2010, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 12,170,371 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States Government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,669,296	$0.02	6.60
Granted	-	$-
Execised	-	$-
Expired/Cancelled	-	$-
Outstanding at December 31, 2021	1,669,296	$0.02	5.60
Exercisable Options at December 31, 2021	1,669,296	$0.02	5.60

Stock option expenses for the years ended December 31, 2021, was $0.

8.	WARRANT LIABILITIES

During 2017 and 2018, the Company issued 2,905 warrants to purchase Common Stock and 1,666,391 warrants to purchase Preferred Stock. Management determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations. As of December 31, 2021, the outstanding balance of warrant liabilities amounted to $134,311.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

9.	DEBT

Promissory Notes & Loans

On May 3, 2020, the Company entered into PPP loan agreement, the details and the terms are as follows:

					For the Year Ended December 2021
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan Payable	$721,419	1.00%	5/3/2020	5/3/2022	$7,214	$7,214	$621,289	$-	$621,289
Total					$7,214	$7,214	$621,289	$-	$621,289

On June 28, 2022, the Company received full forgiveness of PPP loan. See Footnote 13 (Subsequent Events) for details.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Notes	$2,879,398	15.00%	12/31/2018	12/31/2021	431,910	1,296,913	2,879,398	-	4,176,311
2019 Convertible Notes	$5,383,764	12.00%	06/07/2019	12/31/2021	655,024	1,683,323	5,383,764	-	7,067,087
2020 Convertible Notes	$6,288,227	12.00%	08/12/2020	12/31/2021	765,067	885,776	6,288,227	-	7,174,003
2021 Convertible Notes	$10,600,000	12.00%	02/23/2021	12/31/2021	555,230	555,230	10,600,000	-	11,155,230
Total	$-				$2,407,231	$4,421,242	$25,151,390	$-	$29,572,632

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean a price per share equal to eighty percent (80%) of the lowest price per share paid by investors in the Qualifying Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10.	INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$(4,102,474)
Valuation Allowance	4,102,474
Net Provision for income tax	$-

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2021are as follows:

As of Year Ended December 31,	2021
Net Operating Loss	$(9,922,889)
Valuation Allowance	9,922,889
Total Deferred Tax Asset	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $33,253,650, and the Company had state net operating loss (“NOL”) carryforwards of approximately $33,253,650. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11.	RELATED PARTY

The Company issued convertible notes to a related party and has incurred related accrued interest as follows:

	Principal	Accrued Interest through December 31, 2021	Total
2019 Convertible notes	$4,929,015	$1,541,139	$6,470,153
2020 Convertible notes	5,875,000	830,325	6,705,325
2021 Convertible notes	10,600,000	555,300	11,155,300
	$21,404,015	$2,926,764	$24,330,778

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

12.	COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 18, 2014, the Company entered into a lease agreement with City of Alameda to rent Building 41 located within Alameda, California. The commencement date of the lease is February 1, 2015 and expires on January 31, 2022. The annual rent starts from $46,995.99. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$4,676
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	$4,676

Rent expenses were in the amount of $364,643 as of December 31, 2021.

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued.

From February 23, 2022, until November 8, 2022, the Company issued thirteen (13) Convertible Notes in the aggregate amount of $2,835,000 to a related party. The notes bear interest rates of 12% and have a maturity date set on December 31, 2022.

On June 28, 2022, the Company received forgiveness of a portion of its PPP loan, which included the principal of $532,345 and the interest of $11,405. On August 11, 2022, the company was informed by Wells Fargo Bank, National Association, it has also received forgiveness of the remaining portion of PPP loan which the Company has previously repaid, amounted to $193,352.77 which includes principal and interest. The Company expects to receive that amount in the near future.

During 2022, through the date of this report, the Company issued an additional 554, 048 shares of Common Stock through the Employee Incentive Plan.

WRIGHTSPEED INC.

Notes to Financial Statements

For Year Ended to December 31, 2021

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $12,717,261, an operating cash flow loss of $10,825,730, and liquid assets in cash of $1,596,072, which less than a year’s worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.